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VIA EDGAR AND HAND DELIVERY	File No. 064208-0006

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Tonya K. Aldave

Re:	Angion Biomedica Corp. Draft Registration Statement No. 2 on Form S-1 Confidentially submitted on May 13, 2020 CIK No. 0001601485

Ladies and Gentlemen:

Angion Biomedica Corp. (the “Company” or “Angion”), has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 2 to its Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission a Draft Registration Statement on Form S-1 on February 14, 2020 and an Amendment No 1. to such Draft Registration Statement on May 13, 2020 (the “Prior Filing”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Prior Filing received on May 27, 2020 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

December 15, 2020 Page 2

Amendment No. 1 to Draft Registration Statement submitted May 13, 2020

Capitalization, page 79

1.	Please revise to include the convertible promissory notes balance in your total capitalization balance. Also it appears that the convertible promissory notes balance and the total number of shares issued and outstanding presented here do not agree with the corresponding balances on your consolidated balance sheet at page F-3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the amounts reflected on page 79 of the Draft Submission were incorrect. In response to the Staff’s comment, the Company has revised page 85 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 98

2.	Please revise the table to include the intended balances for the convertible promissory notes. Please also revise to correct the total balances.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the amounts reflected on page 98 of the Draft Submission were incorrect. In response to the Staff’s comment, the Company has revised page 109 of the Registration Statement. The Company respectfully further advises the Staff that the Company has provided further disclosure on page 109 regarding the convertible promissory notes issued subsequent to December 31, 2019, the date of the obligations reflected in the table.

* * *

December 15, 2020 Page 3

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8198 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Miles P. Jennings

Miles P. Jennings of LATHAM & WATKINS LLP

cc:          Jay Venkatesan, Angion Biomedica Corp.
Jennifer Rhodes, Angion Biomedica Corp.
Patrick Pohlen, Latham & Watkins LLP
Kenneth Guernsey, Cooley LLP

Jonie Kondracki, Cooley LLP